Exhibit 99.4

Operating and Financial Review and Prospects

The following discussion and analysis is based on and should be read in conjunction with our unaudited condensed consolidated interim financial statements for the six month period ended June 30, 2017 furnished herewith as Exhibit 99.3 and in conjunction with our consolidated financial statements, including the related notes, and the other financial information included in our annual report on Form 20-F for the year ended December 31, 2016, or the Annual Report, filed with the Securities and Exchange Commission, or SEC, on March 31, 2017. The following discussion contains forward-looking statements that reflect our current plans, estimates and beliefs and involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and in the Annual Report.

IFRS

Our financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the IASB, which differ in certain respects from U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

Overview

We are involved in the production of renewable and clean energy. We own sixteen PV Plants that are operating and connected to their respective national grids as follows: (i) twelve photovoltaic plants in Italy with an aggregate installed capacity of approximately 22.6 MWp, or the Italian PV Plants, and (ii) four photovoltaic plants in Spain with an aggregate installed capacity of approximately 7.9 MWp. In addition, we indirectly own 9.375% of Dorad Energy Ltd., or Dorad, which owns an approximate 850 MWp bi-fuel operated power plant in the vicinity of Ashkelon, Israel, 75% of Chashgal Elyon Ltd., Agira Sheuva Electra, L.P. and Ellomay Pumped Storage (2014) Ltd., all of which are involved in a project to construct a 340 MW pumped storage hydro power plant in the Manara Cliff, Israel, or the Manara PSP, and 51% of of Groen Gas Goor B.V. and of Groen Gas Oude-Tonge B.V., project companies developing anaerobic digestion plants with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands and 475 Nm3/h, in Oude Tonge, the Netherlands, respectively.

The following table includes information concerning our PV Plants:

PV Plant Title	Installed Capacity[1]	Location	Technology of Panels	Connection to Grid	FiT (€/kWh)[2]	Revenue in the six months ended June 30, 2016 (in thousands)[3]	Revenue in the six months ended June 30, 2017 (in thousands)[3]
“Troia 8”	995.67 kWp	Province of Foggia, Municipality of Troia, Puglia region, Italy	Fix	January 14, 2011	0.318	$280 (€251)	$314 (€290)
“Troia 9”	995.67 kWp	Province of Foggia, Municipality of Troia, Puglia region, Italy	Fix	January 14, 2011	0.318	$281 (€252)	$321 (€296)
“Del Bianco”	734.40 kWp	Province of Macerata, Municipality of Cingoli, Marche region, Italy	Fix	April 1, 2011	0.322	$177 (€158)	$213 (€197)
“Giaché”	730.01 kWp	Province of Ancona, Municipality of Filotrano, Marche region, Italy	Duel Axes Tracker	April 14, 2011	0.322	$241 (€216)	$270 (€249)
“Costantini”	734.40 kWp	Province of Ancona, Municipality of Senigallia, Marche region, Italy	Fix	April 27, 2011	0.322	$194 (€174)	$221 (€204)
“Massaccesi”	749.7 kWp	Province of Ancona, Municipality of Arcevia, Marche region, Italy	Duel Axes Tracker	April 29, 2011	0.322	$248 (€222)	$252 (€233)

PV Plant Title	Installed Capacity[1]	Location	Technology of Panels	Connection to Grid	FiT (€/kWh)[2]	Revenue in the six months ended June 30, 2016 (in thousands)[3]	Revenue in the six months ended June 30, 2017 (in thousands)[3]
“Galatina”	994.43 kWp	Province of Lecce, Municipality of Galatina, Puglia region, Italy	Fix	May 25, 2011	0.318	$245 (€220)	$275 (€254)
“Pedale (Corato)”	2,993 kWp	Province of Bari, Municipality of Corato, Puglia region, Italy	Single Axes Tracker	May 31, 2011	0.266	$852 (€764)	$975 (€900)
“Acquafresca”	947.6 kWp	Province of Barletta-Andria-Trani, Municipality of Minervino Murge, Puglia region, Italy	Fix	June 2011	0.268	$214 (€193)	$244 (€225)
“D‘Angella”	930.5 kWp	Province of Barletta-Andria-Trani, Municipality of Minervino Murge, Puglia region, Italy	Fix	June 2011	0.268	$218 (€195)	$242 (€223)
“Soleco”	5,923.5 kWp	Province of Rovigo, Municipality of Canaro, Veneto region, Italy	Fix	August 2011	0.219	$1,061 (€951)	$1,173 (€1,083)
“Tecnoenergy”	5,899.5 kWp	Province of Rovigo, Municipality of Canaro, Veneto region, Italy	Fix	August 2011	0.219	$1,045 (€936)	$1,191 (€1,100)

PV Plant Title	Installed Capacity[1]	Location	Technology of Panels	Connection to Grid	FiT (€/kWh)[2]	Revenue in the six months ended June 30, 2016 (in thousands)[3]	Revenue in the six months ended June 30, 2017 (in thousands)[3]
“Rinconada II”	2,275 kWp	Municipality of Córdoba, Andalusia, Spain	Fix	July 2010	N/A	$415 (€372)	$472 (€436)
“Rodríguez I”	1,675 kWp	Province of Murcia, Spain	Fix	November 2011	N/A	$300 (€269)	$339 (€313)
“Rodríguez II”	2,691 kWp	Province of Murcia, Spain	Fix	November 2011	N/A	$498 (€446)	$559 (€516)
“Fuente Librilla”	1,248 kWp	Province of Murcia, Spain	Fix	June 2011	N/A	$244 (€219)	$270 (€249)
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1. The actual capacity of a photovoltaic plant is generally subject to a degradation of 0.5%-0.7% per year, depending on climate conditions and quality of the solar panels.

2. In addition to the FiT payment, our Italian PV Plants have entered into agreements with energy brokers who purchase the electricity generated by our Italian PV Plants in consideration for the contractually agreed prices.

3. These results are not indicative of future results due to various factors, including changes in the climate and the degradation of the solar panels.

Our ordinary shares are listed on the NYSE American and on the Tel Aviv Stock Exchange under the symbol ELLO. The address of our registered office is 9 Rothschild Blvd., Tel Aviv, Israel.

Certain Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our unaudited condensed consolidated interim financial statements, which have been prepared in accordance with IFRS. While all the accounting policies impact the financial statements, certain policies may be viewed to be critical. These policies are most important for the fair portrayal of our financial condition and results of operations and are those that require our management to make difficult, subjective and complex judgments, estimates and assumptions, based upon information available at the time that they are made, historical experience and various other factors that are believed to be reasonable under the circumstances. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the condensed consolidated interim financial statements, as well as the reported amounts of expenses during the periods presented. Actual results could differ from those estimates.

The critical accounting policies described in Item 5 of our Annual Report and in notes 2 and 3 of our unaudited condensed consolidated interim financial statements as at June 30, 2017, are those that require management’s more significant judgments and estimates used in the preparation of our condensed consolidated interim financial statements.

Results of Operations

Six Months Ended June 30, 2017 Compared with Six Months Ended June 30, 2016

Revenues were approximately $7.3 million (approximately €6.8 million) for the six months ended June 30, 2017, compared to approximately $6.5 million (approximately €5.8 million) for the six months ended June 30, 2016. The increase in revenues is mainly a result of higher spot rates and higher radiation levels in Italy and Spain during the six months ended June 30, 2017 compared to the six month period ended June 30, 2016, as 2016 was characterized by low levels of radiation.

Operating expenses were approximately $0.9 million (approximately €0.9 million) for the six months ended June 30, 2017, compared to approximately $1.2 million (approximately €1 million) for the six months ended June 30, 2016. The decrease in operating expenses is mainly attributable to income recorded during the six months ended June 30, 2017 in connection with insurance indemnification due to earthquake damages to one of our PV Plants. A portion of the expenses in connection with the repair of such damages was recorded in operating expenses during the six months ended June 30, 2016. Depreciation expenses were approximately $2.4 million (approximately €2.2 million) for the six months ended June 30, 2017, compared to approximately $2.5 million (approximately €2.3 million) for the six months ended June 30, 2016.

Project development costs were approximately $1.6 million for the six months ended June 30, 2017, compared to approximately $0.7 million for the six months ended June 30, 2016. The increase in project development costs is mainly attributable to consultancy expenses in connection with the execution of an agreement to acquire a photovoltaic site in Talmei Yosef, Israel, or the Talmei Yosef Project, in June 2017 and the execution in April 2017 of an agreement to acquire the shares of Talasol Solar S.L., which is promoting the construction of a photovoltaic plant with a peak capacity of 300 MW in Spain, or the Talasol Project.

General and administrative expenses were approximately $1.3 million for the six months ended June 30, 2017, compared to approximately $1.1 million for the six months ended June 30, 2016.  There was no material change in the substance and composition of the expenses included in general and administrative expenses between the two periods.

Company’s share of loss of equity accounted investee, after elimination of intercompany transactions, was approximately $0.1 million for the six months ended June 30, 2017, compared to a profit of approximately $0.3 million in the six months ended June 30, 2016. The change in the Company’s share of profit (loss) of equity accounted investee is mainly attributable to financing expenses incurred by Dorad for the six months ended June 30, 2017 as a result of the CPI indexation of loans from banks and related parties.

Financing expenses, net was approximately $5.5 million for the six months ended June 30, 2017, compared to approximately $2.8 million for the six months ended June 30, 2016. The increase in financing expenses was mainly due to the reevaluation of our EUR/USD forward transactions and interest rate swap transactions in the aggregate amount of approximately $1.6 million loss during the six months ended June 30, 2017, compared to an approximately $1 million loss during the six months ended June 30, 2016, and increased expenses resulting from exchange rate differences in the amount of approximately $2.3 million during the six months ended June 30, 2017, compared to approximately $0.2 million during the six months ended June 30, 2016.

Taxes on income were approximately $0.7 million for the six months ended June 30, 2017, compared to approximately $0.3 million for the six months ended June 30, 2016. This increase in taxes on income compared to the corresponding period in 2016 resulted mainly from previous utilization of loss carry forwards for several of our Italian subsidiaries.

Net loss was approximately $5.1 million for the six months ended June 30, 2017, compared to net loss of approximately $1.7 million for the six months ended June 30, 2016.

Total other comprehensive income was approximately $6.8 million for the six months ended June 30, 2017, compared to other comprehensive income of approximately $1.8 million for the six months ended June 30, 2016. The change was mainly due to presentation currency translation adjustments as a result of fluctuations in the Euro/USD exchange rates.

Total comprehensive income was approximately $1.6 million for the six months ended June 30, 2017, compared to comprehensive income of approximately $0.1 million for the six months ended June 30, 2016.

Impact of Inflation and Fluctuation of Currencies

We hold cash and cash equivalents, marketable securities and restricted cash in various currencies, including U.S. Dollar, Euro and NIS. Our investments in our Italian and Spanish PV Plants and in the Netherlands Waste-to-Energy projects are denominated in Euro and our investments in U. Dori Energy Infrastructures Ltd., or Dori Energy, and in the Manara PSP are denominated in NIS. Our Series A and Series B Debentures , or, together, our Debentures, are denominated in NIS and the interest and principal payments are made in NIS and the financing we have obtained in connection with five of our PV Plants bears interest that is based on EURIBOR rate. In addition, as our functional currency is the Euro, our balance sheet, which is presented in U.S. Dollars, is exposed to changes due to fluctuations in the exchange rates. We therefore are affected by changes in the prevailing Euro/U.S. dollar and Euro/NIS exchange rates. We entered into various swap transactions in order to minimize our currency risks. We cannot predict the rate of appreciation/depreciation of the NIS or the Euro against the U.S. Dollar in the future, and whether these changes will have a material adverse effect on our finances and operations.

The table below sets forth the annual and semi-annual rates of appreciation (or depreciation) of the NIS against the Euro and of the U.S. Dollar against the Euro.

	Year ended December 31,		Six months ended June 30,
	2016	2015	2017	2016
Appreciation (Depreciation) of the NIS against the Euro	4.8%	10.1%	1.4%	(0.9)%
Appreciation (Depreciation) of the U.S. Dollar against the Euro	3.4%	10.4%	(8.4)%	(2.3)%

The semi-annual rate of inflation in Israel was 0.9% in the six months ended June 30, 2017, compared to a deflation rate of approximately 0% in the six months ended June 30, 2016.

The representative Euro exchange rate was NIS 3.9859 for one Euro on June 30, 2017 and NIS 4.284 for one Euro on June 30, 2016. The average exchange rates for converting NIS to Euro during the six-month periods ended June 30, 2017 and 2016 were NIS 3.965 and 4.309 for one Euro, respectively. The exchange rate as of September 1, 2017 was NIS 4.2582 for one Euro.

The representative Euro exchange rate was U.S. Dollar 1.14 for one Euro on June 30, 2017 and U.S. Dollar 1.114 for one Euro on June 30, 2016. The average exchange rates for converting the U.S. Dollar to Euro during the six-month periods ended June 30, 2017 and 2016 were U.S. Dollar 1.083 and 1.116 for one Euro, respectively. The exchange rate as of September 1, 2017 was U.S. Dollar 1.188 for one Euro.

Governmental Economic, Fiscal, Monetary or Political Policies or Factors that have or could Materially Affect our Operations or Investments by U.S. Shareholders

Governmental Regulations Affecting the Operations of our PV Plants

Our PV Plants are subject to comprehensive regulation and the revenue from the sale of energy produced includes mainly the incentives in the form of governmental subsidies. Any change in the legislation that affects facilities such as our facilities could materially adversely affect our results of operations. A continued economic crisis in Europe and specifically in Italy and Spain could cause the applicable legislature to reduce benefits provided to operators of electricity or energy manufacturing facilities or to revise the incentive regimes that currently governs the sale of electricity in the relevant countries.

For more information see “Item 3.D: Risk Factors - Risks Related to or Renewable Energy Operations,” “Item 3.D: Risk Factors - Risks Related to our Investment in Dori Energy,” “Item 3.D: Risk Factors - Risks Related to our Other Operations” and “Item 4.B: Material Effects of Government Regulations on the PV Plants” of our Annual Report.

Effective Israeli Corporate Tax Rate

Israeli companies are generally subject to company tax on their taxable income. The Israeli corporate tax rate was 25% in 2013.  The corporate tax rate increased to 26.5% in 2014 and 2015 and was reduced to 25% as of January 1, 2016. On January 4, 2016 the Knesset plenum passed the Law for the Amendment of the Income Tax Ordinance (Amendment 216) - 2016, by which, inter alia, the corporate tax rate would be reduced by 1.5% to a rate of 25% as from January 1, 2016. Furthermore, on December 22, 2016, the Knesset plenum passed the Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in the Years 2017 and 2018) – 2016, by which, inter alia, the corporate tax rate would be reduced from 25% to 23% in two steps. The first step will be to a rate of 24% as from January 2017 and the second step will be to a rate of 23% as from January 2018.

Liquidity and Capital Resources

As of September 1, 2017, we held approximately $45.7 million in cash and cash equivalents, approximately $6.5 million in marketable securities and approximately $2.2 million in short-term and long-term restricted cash.

Although we now hold the aforementioned funds, we may need additional funds if we seek to acquire certain new businesses and operations. If we are unable to raise funds through public or private financing of debt or equity, we will be unable to fund certain business combinations that could ultimately improve our financial results. We cannot ensure that additional financing will be available on commercially reasonable terms or at all.

We entered into various financing agreements in connection with the financing of our PV Plants. In addition, in January and June 2014 we issued the Series A Debentures and in March 2017 we issued the Series B Debentures. For more information concerning the various financing agreements we entered into and our Debentures, please refer to Item 5 of our Annual Report.

We currently have no commitments for additional financing, however we may in the future finance the remainder of our operations by bank loans or obtain financing via other means such as the issuance of debentures or entry into financing agreements with banks or other financial institutions.

As of June 30, 2017 we had working capital of approximately $53.3 million. In our opinion, our working capital is sufficient for our present requirements.

We currently invest our excess cash in cash and cash equivalents that are highly liquid and in marketable securities.

At June 30, 2017, we held approximately $43.5 million in cash and cash equivalents, approximately $8 million in marketable securities and approximately $2.2 million in short-term and long-term restricted cash, compared with approximately $23.7 million in cash and cash equivalents, approximately $1 million in marketable securities and approximately $5.4 million in short-term and long-term restricted cash we held at December 31, 2016. The increase in cash and cash equivalents mainly results from the funds raised in connection with the offering of our Series B Debentures in March 2017.

From 2014 through September 1, 2017, we made capital expenditures of an aggregate amount of approximately Euro 9.8 million (approximately $11.6 million, based on the U.S. Dollar/NIS exchange rate as at September 1, 2017) in connection with our Italian and Spanish PV Plants. Our aggregate capital expenditure in connection with the acquisition of shares in Dori Energy, including the exercise of options to acquire additional shares of Dori Energy during 2015 and 2016, which increased our percentage holding to 50%, is approximately $37.8 million.

From 2014 through September 1, 2017, capital expenditures incurred and expected in connection with the Manara PSP, including amounts recorded in the General and administrative expenses, was approximately $4.7 million.

From 2016 through September 1, 2017, capital expenditures incurred in connection with the Waste-to-Energy projects in the Netherlands was approximately Euro 12.1 million (approximately $14.4 million, based on the U.S. Dollar/Euro exchange rate as at September 1, 2017) and we currently expect to incur additional capital expenditures of approximately Euro 6.2 million (approximately $7.3 million) in connection with these projects.

Cash flows

The following table summarizes our cash flows for the periods presented:

	Six months ended June 30,
	2017	2016
	(U.S. dollars in thousands)
Net cash from operating activities	666	557
Net cash from (used in) investing activities	(20,466)	59
Net cash from (used in) financing activities	38,793	(2,967)
Exchange differences on balances of cash and cash equivalents	847	349
Change in cash and cash equivalents	19,840	(2,002)
Cash and cash equivalents at beginning of period	23,650	18,717
Cash and cash equivalents at end of period	43,490	16,715

Operating activities

In the six months ended June 30, 2017, we had a net loss of approximately $5.2 million. Net cash from operating activities was approximately $0.7 million.

In the six months ended June 30, 2016, we had a net loss of approximately $1.7 million. Net cash from operating activities was approximately $0.6 million.

Investing activities

Net cash used in investing activities was approximately $20.5 million in the six months ended June 30, 2017, primarily due to the acquisition of fixed assets in connection with the Waste-to-Energy projects in the Netherlands and advances on account of investments in the Talmei Yosef Project and the Talasol Project.

Net cash from investing activities was approximately $0.1 million in the six months ended June 30, 2016, primarily due to proceeds from the investment in marketable securities, partially offset by expenses due to the exercise of an option to acquire additional shares of Dori Energy.

Financing activities

Net cash from financing activities in the six months ended June 30, 2017 was approximately $38.8 million, resulting mainly from the proceeds received in connection with the issuance of our Series B Debentures during March 2017 in the aggregate amount of approximately $33.5 million (based on the U.S. Dollar/NIS exchange rate at the time of issuance) and bank loans received in connection with the financing of the Waste-to-Energy projects in the Netherlands.

Net cash used in financing activities in the six months ended June 30, 2016 was approximately $3 million, following payment of a cash dividend in the aggregate amount of approximately $2.4 million, distributed to our shareholders in April 2016 and repayment of long-term loans in the amount of approximately $0.6 million.

In January 2014, we issued NIS 120 million (approximately $34.4 million, as of the issuance date) of unsecured non-convertible Series A Debentures through a public offering that was limited to residents of Israel. In June 2014, we issued an additional NIS 80.341 million (approximately $23.3 million, as of the issuance date) Series A Debentures to Israeli classified investors in a private placement. The aggregate net proceeds received in connection with the offering of our Series A Debentures during  2014 were approximately NIS 193.6 million (approximately $50.3 million based on the U.S. Dollar/NIS exchange rate as at June 30, 2016). In March 2017, we issued NIS 123,232,000 (approximately $33.5 million based on the U.S. Dollar/NIS exchange rate at the time of issuance) of unsecured non-convertible Series B Debentures through a public offering that was limited to residents of Israel.

As of June 30, 2017, we were not in default of any financial covenants under the agreements with UBI, Centrobanca and Leasint, or under the Deeds of Trust for our Debentures.

As of June 30, 2017, our total current assets amounted to approximately $64.9 million, of which approximately $43.5 million was in cash and cash equivalents and approximately $8 million was in marketable securities, compared with total current liabilities of approximately $11.6 million. Our assets held in cash equivalents are held in money market accounts and short-term deposits, substantially all of which are highly liquid investments readily convertible to cash with original maturities of three months or less at the date acquired.

As of June 30, 2016, our total current assets amounted to approximately $34.6 million, of which approximately $16.7 million was in cash and cash equivalents and approximately $5.5 million was in marketable securities, compared with total current liabilities of approximately $10.5 million.

The increase in our cash balance is mainly attributable to the issuance of our Series B Debentures in the aggregate amount of approximately $33.5 million (based on the U.S. Dollar/NIS exchange rate at the time of issuance).

Contractual Obligations

As of June 30, 2017, except as detailed above there have been no material changes to the contractual obligations we disclosed in our Annual Report.

Disclosure about Market Risk

We are exposed to a variety of risks, including foreign currency fluctuations and changes in interest rates. We regularly assess currency and interest rate risks to minimize any adverse effects on our business as a result of those factors and periodically use hedging transactions in order to attempt to limit the impact of such changes.

We hold cash and cash equivalents, restricted cash, short-term deposits and marketable securities in various currencies, including US$, Euro and NIS. Our investments in the Italian and Spanish PV Plants and in the Netherlands Waste-to-Energy projects are denominated in Euro and in Dori Energy and the Manara PSP are denominated in NIS. The financing we obtained in connection with our PV Plants bears interest that is based on EURIBOR rate and our Debentures are denominated in NIS and are to be repaid (principal and interest) in NIS. In addition, our functional currency and the functional currency of a majority of our subsidiaries is the Euro but our presentation currency is the US$, exposing our balance sheet to the effects of presentation currency translation adjustments.

Inflation and Fluctuation of Currencies

As detailed in our Annual Report, we utilized forward transactions to manage the foreign exchange risk resulting from our Euro based operations. As of June 30, 2017, we entered into forward EUR/USD contracts with an aggregate EUR denominated principal of EUR 30 million, with a weighted average rate of approximately 1.18 USD/EUR and expiration dates in November 2021 and February 2022. In April 2017, we entered into two Cross Currency Swap  transactions with the aggregate principal amount of NIS 83.2 million (approximately $23.8  million, based on the U.S. Dollar/Euro exchange rate as at June 30, 2017)  in connection with the issuance of our Series B Debentures. Such currency swap transactions qualify for hedge accounting. In the future, we may enter into additional forward or swap foreign currency exchange or other derivatives contracts to further hedge our exposure to foreign currency exchange rates.

Interest Rate

As detailed in our Annual Report, we utilize interest rate swap derivatives to convert certain floating-rate debt to fixed-rate debt. Our interest rate swap derivatives involve an agreement to pay a fixed-rate interest and receive a floating-rate interest, at specified intervals, calculated on an agreed notional amount that matches the amount of the original loan and paid on the same installments and maturity dates. In the future, we may enter into additional interest rate swaps or other derivatives contracts to further hedge our exposure to fluctuations in interest rates.

For more information concerning hedging transaction see note 7 of our unaudited condensed consolidated interim financial statements as at June 30, 2017.

Forward-Looking Statements

With the exception of historical facts, the matters discussed in this report and the financial statements attached hereto are forward-looking statements. Forward-looking statements may relate to, among other things, future actions, future performance generally, business development activities, future capital expenditures, strategies, the outcome of contingencies such as legal proceedings, future financial results, financing sources and availability and the effects of regulation and competition. When we use the words “believe,” “intend,” “expect,” “may,” “will,” “should,” “anticipate,” “could,” “estimate,” “plan,” “predict,” “project,” or their negatives, or other similar expressions, the statements which include those words are usually forward-looking statements. When we describe strategy that involves risks or uncertainties or include statements that do not relate strictly to historical or current facts, we are making forward-looking statements.

Achievement of future results is subject to risks, uncertainties and inaccurate assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. Please see Item 3.D. “Risk Factors” in our Annual Report, in which we have identified important factors that, individually or in the aggregate, could cause actual results and outcomes to differ materially from those contained in any forward-looking statements made by us; any such statement is qualified by reference to the following cautionary statements. You should understand that it is not possible to predict or identify all risk factors. Consequently, you should not consider the said section to be a complete discussion of all potential risks or uncertainties. Readers are cautioned not to place undue reliance on these forward-looking statements.

We warn you that forward-looking statements are only predictions. Actual events or results may differ as a result of risks that we face. Forward-looking statements speak only as of the date they were made and we undertake no obligation to update them.